FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


                                                         OMB APPROVAL
[ ] Check this box if no                           --------------------------
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    See instruction 1(b)


      Filed pursuant to Section 16(a) of the Securities Exchange Act of
       1934, Section 17(a) of the Public Utility Holding Company Act of
        1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

     Friedman                 Frederick                   M.
     (Last)                   (First)                  (Middle)

     122 East 42nd Street, Suite 1618
     (Street)

     New York                   NY           10168
     (City)                   (State)        (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

      Eagle Supply Group, Inc.; EEGL

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3.  I.R.S. Number of Reporting Person, if an entity (Voluntary)

      Not applicable

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4.  Statement for Month/Day/Year

     4/11/03

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5.  If Amendment, Date of Original
    (Month/Day/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

     [X]  Director                        [X]  10% Owner

     [X]  Officer (give title below)      [ ]    Other (specify below)

          Executive Vice President,
          Chief Financial Officer,
          Secretary, and Treasurer
          ------------------

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person

     [ ]  Form filed by More than One Reporting Person

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      Table I - Non-Derivative Securities Acquired, Disposed of, or
                             Beneficially Owned

1.  Title of  2. Transaction  2A. Deemed     3. Transaction  4. Securities         5. Amount of       6. Ownership   7. Nature of
    Security     Date             Execution     Code            Acquired (A) or       Securities         Form:          Indirect
    (Instr.3)    (Month/          Date, if      (Instr. 8)      Disposed of (D)       Beneficially       Direct (D)     Beneficial
                  Day/            any                           (Instr. 3, 4 & 5)     Owned              Or Indirect    Ownership
                  Year)           (Month/                                             Following          (I)
                                   Day/                               (A)             Reported
                                   Year)                              or              Transaction(s)
                                             Code       V    Amount   (D)  Price      (Instr. 3 and 4)   (Instr. 4)     (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock     04/11/03                    P(1)            200,000   A   $1.00(1)   5,300,000              I        By TDA
                                                                                                                      Industries,
                                                                                                                      Inc. (2)
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


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v)


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number


                                                                        (Over)
                                                               SEC 1474 (9-02)

 Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

1.  Title of    2.  Conversion    3.  Trans-     3A. Deemed   4.  Transaction   5.  Number of        6.  Date
    Deriv-          or Exercise       action         Execu-       Code              Derivative           Exercisable
    ative           Price of          Date           tion         (Instr. 8)        Securities           & Expiration
    Security        Derivative                       Date,                          Acquired (A)         Date (Month/
   (Instr. 3)       Security          (Month/        if any                         or Disposed          Day/Year)
                                       Day/                                         of (D)
                                       Year)         (Month/                    (Instr. 3, 4 & 5)
                                                      Day/
                                                      Year)                                          Date       Expira-
                                                               Code        V       (A)      (D)      Exer-      tion
                                                                                                    cisable     Date
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




 Table II - Derivative Securities Acquired, Disposed or, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

Contd...


7. Title &                8.  Price of     9.  Number           10.  Ownership      11.  Nature
   Amount of                  Derivative       of Derivative         Form of             of Indirect
   Underlying                 Security         Securities            Derivative          Beneficial
   Securities                (Instr. 5)        Beneficially          Security:           Ownership
   (Instr. 3 & 4)                              Owned                 Direct (D)          (Instr. 4)
                                               Following             or Indirect
               Amount or                       Reported              (I)
Title          Number of                       Transaction(s)        (Instr. 4)
                Shares                          (Instr. 4)
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


Explanation of Responses:

(1)	As of January 1, 2003,  Eagle Supply Group, Inc., a Delaware
        corporation (the "Issuer"), entered into agreements whereby both Douglas P. Fields, Chairman of the Board of Directors, Chief Executive Officer, and a director of the Issuer, and Frederick M. Friedman, Executive Vice President, Chief Financial Officer, Treasurer, Secretary, and a director of the Issuer, agreed (a) to accept 100,000 shares each of the Issuer's common stock, $0.0001
                              ----
        par value per share ("Common Stock"), in lieu of cash compensation of $100,000 earned by them during the Issuer's current fiscal year ending June 30, 2003, and (b) that such shares should be paid directly to TDA Industries, Inc., a New York corporation ("TDA"), in accordance with the current procedures by which Messrs. Fields and Friedman are paid by the Issuer. All compensation earned by Messrs. Fields and Friedman is currently paid directly by the Issuer to TDA. Accordingly, as of April 11, 2003, the 200,000 shares of Common Stock earned by Messrs. Fields and Friedman were issued directly to TDA.

(2)	Mr. Friedman is a director, executive officer, and one of two controlling shareholders of TDA.


** Intentional misstatements or omissions of facts constitute Federal
   Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                          /s/Frederick M. Friedman            April 15, 2003
                          -------------------------------    ----------------
                          Frederick M. Friedman                    Date
                          **Signature of Reporting Person


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

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